UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                  Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX EXPECTS THIRD QUARTER 2012 OPERATING EBITDA

TO GROW BY ABOUT 9%

MONTERREY, MEXICO, OCTOBER 4, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, in connection with a proposed private placement of debt securities, it anticipates disclosing to prospective purchasers certain preliminary financial information regarding its financial results for the quarter ended September 30, 2012, which results CEMEX expects to report later in October. Based on actual results for the months of July and August 2012 and preliminary estimates for the month of September 2012, CEMEX currently expects to report the following headline figures with respect to its 2012 third quarter results, on a consolidated basis:

For the third quarter 2012, as compared to the third quarter of 2011, net sales, expressed in U.S. Dollar terms, are expected to decline by approximately 2%; net sales, on a like-to-like basis (adjusting for currency fluctuations between the two periods), are expected to grow by approximately 3%; operating EBITDA, expressed in U.S. Dollar terms, is expected to grow by about 9%; and operating EBITDA, on a like-to-like basis (adjusting for currency fluctuations between the two periods), is expected to grow by approximately 13%. This expected performance would represent an improvement in operating EBITDA margin of approximately 1.8 percentage points compared to the third quarter of 2011. As such, net sales performance, expressed in U.S. Dollar terms, operating EBITDA performance, expressed in U.S. Dollar terms, and operating EBITDA margin performance are expected to follow a similar trend compared to that observed during the first half of 2012. CEMEX also expects that its total debt (including convertible notes and capital leases) plus perpetual notes, expressed in U.S. Dollar terms, will remain relatively flat compared to the balance reported as of June 30, 2012.

The private placement is being made under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the securities will be sold only to qualified institutional buyers and to offshore investors in transactions exempt from registration under Rule 144A and Regulation S under the Securities Act. CEMEX cannot assure you that any private placement of securities will be completed. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

THE NOTES WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY, MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, AND MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE NEW NOTES MAY BE OFFERED IN MEXICO TO QUALIFIED AND INSTITUTIONAL INVESTORS, PURSUANT TO THE PRIVATE PLACEMENT PROVISIONS SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and amortization. The above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA (as defined above) is presented herein because CEMEX believes that it is widely accepted as a financial indicator of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as an alternative to cash flow, as a measure of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 4, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller